Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

June 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry

Kevin Vaughn

Joshua Gorsky

Joe McCann

Division of Corporation Finance

Office of Life Sciences

Re:	Adaptin Bio, Inc.

Registration Statement on Form S-1

File No. 333-287338

Filed May 16, 2025

Gentlemen:

We write this letter on behalf of our client Adaptin Bio, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing, as set forth in the Staff’s letter dated June 13, 2025 (the “Comment Letter”). The relevant text of the Comment Letter has been reproduced herein in bold with our response below the numbered comments. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

Cautionary Note…., page iii

1.	Please revise to remove the reference to Section 27A and Section 21E. We note that these safe harbor provisions do not apply to initial public offerings.

The Company respectfully acknowledges the Staff’s comment and has removed the reference to Section 27A and Section 21E under the heading “Cautionary Note Regarding Forward-Looking Statements” on page iii of the Amendment.

Division of Corporation Finance, Office of Life Sciences

June 27, 2025

Prospectus Summary, page 1

2.	We note that disclosures here, and elsewhere in the prospectus, contain performance claims as well as statements indicating or suggesting that your product candidate is safe and/or effective. Because your product candidate is pre-clinical and because safety and efficacy determinations are in the exclusive purview of FDA and other similar foreign regulators, please revise or remove these statements. For example only, we note the following statements:

●	On page 1, BRiTE “redirects patients’ own T cells to recognize and destroy tumor cells.”

●	On page 2, your technology “enable drugs to cross barriers and target tissues, including the brain[.]”

●	On page 39, your product candidate “successfully activates human T cells against EGFRvIII expressing target cells . . . resulting in the secretion of Th-1-associated cytokines and tumor-killing.”

●	On page 39, your product candidate is “similarly effective[.]”

●	On page 39, your product candidate “represents a critical conceptual advance in safety[.]”

●	On page 42, you have “demonstrated an effective ‘antidote[.]’”

●	On page 42 your technology has an “acceptable safety profile.”

●	On page 42, your preclinical studies demonstrate a “safe, highly effective therapeutic option[.]”

●	On page 49, your product candidate “is able to eliminate malignant glioma tumors[.]”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures noted by the Staff on pages 1, 2, 39, 42 and 49 of the Amendment accordingly. The Company also has revised similar disclosures on page 35 of the Amendment and page F-8 of Adaptin Bio Operating Corporation’s financial statements for the years ended December 31, 2024 and 2023 in the Amendment (previously “BRiTE is a translatable method to specifically target malignant glioma using a tumor-specific, fully human bispecific antibody that redirects patients’ own T cells to recognize and destroy tumor cells”) and page 36 of the Amendment (previously “Because our proprietary technology enables drugs to cross barriers and target tissues, including the brain, we believe it has numerous potential applications in areas of unmet medical need”).

Strategy, page 2

3.	We note your disclosure that “[d]rawing upon [y]our experience in commercializing specialty pharmaceutical products, [you] aim to build a specialized yet efficient infrastructure that will support the entire commercialization continuum[.]” Please provide the basis for your claim that you have experience “commercializing specialty pharmaceutical products.” In this regard, we note your disclosure on page 8 that you have generated no revenue from commercial sales and your disclosure on page 18 that you “do not have experience in selling or marketing[.]”

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 2 of the Amendment to clarify that individual members of the Company’s leadership team (as opposed to the Company itself) have experience commercializing specialty pharmaceutical products.

Division of Corporation Finance, Office of Life Sciences

June 27, 2025

Summary Risk Factors, page 3

4.	Please include in your summary risk factors that you identified material weaknesses in your internal control over financial reporting that were present as of December 31, 2024 and continued to exist as of March 31, 2025.

The Company respectfully acknowledges the Staff’s comment and has revised its summary risk factors on page 4 of the Amendment accordingly.

Anti-takeover provisions in our charter documents and under Delaware law could make...page 30

5.	We note your disclosure that your Federal Forum Provision and your “exclusive forum provision” may “limit a stockholder’s ability to bring a claim in a judicial forum of their choosing[.]” Please revise your disclosure to state that such provisions may also make it more costly for stockholders to bring a claim against you.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor regarding anti-takeover provisions in the Company’s charter on pages 30 and 31 of the Amendment accordingly.

Business of the Company

Our Product Pipeline, page 39

6.	We note your inclusion of Figures 1-4 in the registration statement. Please revise each of these graphics to ensure that all text is legible.

The Company respectfully acknowledges the Staff’s comment and has revised each of Figures 1-4 on pages 39, 40 and 41 of the Amendment such that all text is legible in the graphics.

7.	Please revise your disclosure to provide further details about the preclinical studies described in this section, including the structure of the studies, who conducted them and when they did so.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 39 of the Amendment accordingly.

APTN-101 Clinical Studies, page 42

8.	Please revise your disclosure here to clarify the clinical endpoints of the proposed Phase 1 study and whether it will be powered for statistical significance.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 42 of the Amendment accordingly.

9.	Please revise your disclosure to clarify if the Phase 1 clinical trial has begun. If the clinical trial has not yet begun, please explain why. In this regard, we note your reference on page 36, and elsewhere in the prospectus, to the “FDA’s acceptance in May 2023 of the IND for APTN-101 for the treatment of glioblastoma[.]”

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 42 of the Amendment to note that the Phase I study is expected to initiate in the second half of 2025.

Division of Corporation Finance, Office of Life Sciences

June 27, 2025

10.	Please define the term “PK” in the first instance.

The Company respectfully acknowledges the Staff’s comment and has defined the term “PK” (pharmacokinetics) in its first instance on page 42 of the Amendment.

License Agreement

Patent License Agreement with Duke University, page 43

11.	We note your disclosure that, pursuant to the SRA, Duke University agreed to perform research exploring the administration methods of your Bri[T]E Platform for a fixed fee. Please disclose the fixed fee referenced here.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 43 of the Amendment to disclose the fixed fee.

12.	We note your disclosure that you must pay Duke University “low to mid-double-digit percentages of any sublicensing fees as set forth in the Duke License.” Please revise to specify the range of percentages of sublicensing fees to be within ten percentage points (i.e., a double-digit percentage in the teens).

The Company respectfully acknowledges the Staff’s comment and has updated the disclosures accordingly on pages 43 and 56 of the Amendment and page F-18 of Adaptin Bio Operating Corporation’s financial statements for the years ended December 31, 2024 and 2023 included in the Amendment.

13.	Please revise your disclosure to state the amount that has been paid under the Duke License to date.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 43 of the Amendment to disclose the amount that has been paid under the Duke License to date.

Management’s Discussion and Analysis of Financial Condition and results of Operations, page 51

14.	Revise your discussions of research and development expenses to provide a breakdown by nature or type of costs for each period presented. As part of your breakdown, separately quantify your external clinical trial costs as well as in-process research and development charges.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosures on pages 52 and 53 of the Amendment accordingly.

Division of Corporation Finance, Office of Life Sciences

June 27, 2025

Committee of the Board of Directors, page 62

15.	We note your reference to a Compensation Committee on page 64. Accordingly, please disclose the composition of the Compensation Committee here.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 64 of the Amendment to remove reference to the compensation committee, as the Company’s Board of Directors (the “Board”) does not currently have a compensation committee. The Company will disclose the composition of the Board’s compensation committee, if and when one is established, in future filings where responsive.

Compensation of Directors and Executive Officers, page 63

16.	We note your disclosure that your board of directors intends to grant each Independent Director equity awards equal to 0.20% of the Company’s fully diluted shares outstanding at the time of grant. Please provide further details about these equity awards, including, but not limited to, when these equity awards are scheduled to be granted and whether they are tied to specific milestones or achievements.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 63 of the Amendment to provide further details about the equity awards to be granted to certain Board members, including the nature of the equity awards and their vesting schedule.

Equity Compensation Plan Information, page 70

17.	We note your reference to the “2025 Equity Incentive Plan” on page 70. Where appropriate, please provide a description of the 2025 Equity Incentive Plan within the prospectus.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 70-77 of the Amendment to include a description of the 2025 Equity Incentive Plan under the heading “Equity Compensation Plan Information.”

Description of Capital Stock

Warrants and Placement Agent Warrants, page 77

18.	Please explain here, and elsewhere as appropriate, how the Pre-Merger Warrants have an exercise price of “either $3.30 per share or $4.40 per share.” Further, please revise your disclosure in this section to state when each of the outstanding warrants will expire.

The Company respectfully acknowledges the Staff’s comment. Prior to the merger (the “Merger”) by and among Unite Acquisition 1 Corp. (“Unite Acquisition”), its wholly-owned subsidiary, Adaptin Acquisition Co., a Delaware Corporation formed in the State of Delaware on January 30, 2025 (“Merger Sub”), and Adaptin Bio Operating Corporation (formerly Adaptin Bio, Inc. and referred to herein as “Private Adaptin”), Private Adaptin raised bridge financing through the offer and sale of $500,000 principal amount of its 10% Secured Promissory Notes (the “2023 Bridge Notes”). Private Adaptin agreed to issue common stock warrants (the “2023 Bridge Note Warrants”) to the purchasers of the 2023 Bridge Notes. The 2023 Bridge Note Warrants give the holders the right to purchase an aggregate of up to 56,815 shares of Common Stock at an exercise price of $4.40 per share. In December 2024, the 2023 Bridge Notes were cancelled and exchanged for $500,000 principal amount of Private Adaptin’s 10% Secured Convertible Promissory Notes (the “Exchange Notes”). In connection with this note exchange, the holders of the 2023 Bridge Notes were issued warrants (the “Exchange Warrants”) to purchase an aggregate of up to 75,755 shares of our Common Stock at an exercise price of $3.30 per share. The 2023 Bridge Note Warrants and the Exchange Warrants must be exercised on or prior to the close of business on February 11, 2030, which is the fifth anniversary of the initial closing of the Private Placement. We have revised the disclosures on pages 6, 49, and 84 of the Amendment to reflect the above.

Division of Corporation Finance, Office of Life Sciences

June 27, 2025

Exhibits

19.	Please remove all references to “information incorporated by reference” and attach all of your relevant exhibits to this registration statement or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. Please refer to General Instruction VII.D of Form S-1 for guidance.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages II-3 and II-4 of the Amendment to attach all of its relevant exhibits to the Amendment.

General

20.	Please provide us with a detailed analysis regarding your basis for determining that this transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i) rather than a primary offering. Please refer to Securities Act Rules Compliance & Disclosure Interpretations Question 612.09.

For the reasons set forth below, the Company respectfully submits to the Staff that the proposed resale of shares of the Company’s common stock (the “Common Stock”) by the Selling Stockholders named in the prospectus which forms a part of the Registration Statement (the “Prospectus”) is not a primary offering and is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the Selling Stockholders as contemplated in the Registration Statement in a secondary offering.

In Securities Act Rules - Compliance & Disclosure Interpretation (“C&DI”) 612.09, the Staff sets forth factors that it considers in determining whether a secondary offering should be recharacterized as a primary offering on behalf of an issuer, including:

●	how long the selling stockholders have held the shares;

●	the circumstances under which the selling stockholders received their shares;

●	the relationship of the selling stockholders to the issuer;

●	the number of shares being sold;

●	whether the selling stockholders are in the business of underwriting securities; and

●	whether under all the circumstances it appears that the selling stockholders are acting as a conduit for the issuer.

Applying the Staff’s guidance, the Company believes that the sale of shares of Common Stock by the Selling Stockholders named in the Prospectus constitutes a valid secondary offering.

Division of Corporation Finance, Office of Life Sciences

June 27, 2025

Background

The shares of Common Stock included on the Registration Statement were issued in the following transactions:

●	The Merger;

●	The Note Conversion (as defined below); and

●	The Private Placement (as defined below).

The Merger

In connection with the Merger, which was effected on February 11, 2025, all of the outstanding capital stock of Private Adaptin was converted into shares of the Company’s Common Stock as follows:

●	1,000 shares of Private Adaptin common stock issued to Michael J. Roberts on March 17, 2021 converted into 2,159,468 shares of Common Stock upon consummation of the Merger. Dr. Roberts is the President and Chief Executive Officer of the Company.

●	430 shares of Private Adaptin common stock issued to Simon C. Pedder on August 25, 2021 converted into 928,571 shares of Common Stock upon consummation of the Merger. Dr. Pedder is Executive Chairman of the Company. Dr. Pedder’s shares of Common Stock and Dr. Roberts’ shares of Common Stock are collectively referred to herein as the “Insider Shares.”

●	75 shares of Private Adaptin common stock issued to Duke University in January 2023 in connection with a patent license agreement between Private Adaptin and Duke University converted into 161,960 shares of Common Stock upon consummation of the Merger (the “Duke University Shares”).

In addition, of the 5,000,000 shares of Common Stock issued by the Company in March 2022 to Lucius Partners LLC (“Lucius”), then the sole stockholder of Unite Acquisition, 3,250,000 were retained by Lucius in the Merger (the “Lucius Shares”). The balance of Lucius’s holdings in Unite Acquisition were cancelled in connection with the Merger. The Insider Shares, Duke University Shares and Lucius Shares are collectively referred to herein as the “Merger Shares”. The Merger Shares were issued under an exemption from registration provided by Section 4(a)(2) of the Securities Act.

Division of Corporation Finance, Office of Life Sciences

June 27, 2025

The Note Conversion

In 2023 and 2024, Private Adaptin raised an aggregate of $1,500,000 through bridge financings pursuant to Regulation D of the Securities Act. In 2023, Private Adaptin offered and sold the 2023 Bridge Notes (including the 2023 Bridge Note Warrants to purchase up to 56,815 shares of Common Stock at an exercise price of $4.40 per share). In 2024, Private Adaptin offered and sold $1,000,000 principal amount of its 10% Secured Subordinated Convertible Promissory Notes (the “2024 Bridge Notes”). In 2024, the 2023 Bridge Notes were exchanged for the Exchange Notes. In connection with the note exchange, the holders of the 2023 Bridge Notes were also issued Exchange Warrants to purchase up to 75,755 shares of Common Stock at an exercise price of $3.30 per share. The 2023 Bridge Notes, Exchange Notes and the 2024 Bridge Notes are referred to herein as the “Bridge Notes.” The 2023 Bridge Note Warrants and the Exchange Warrants are referred to herein as the “Pre-Merger Warrants”.

At the initial closing of the Private Placement (as defined below), the $1,500,000 aggregate principal amount of outstanding Bridge Notes, plus accrued interest thereon, automatically converted into shares of Common Stock, at a conversion price of $3.30 per share, or 501,140 shares of Common Stock (the “Note Conversion Shares”).

The Private Placement

In connection with the Merger, the Company sold in two closings of a private placement offering (the “Private Placement”) under Regulation D of the Securities Act 1,400,342 Units for an aggregate purchase price of $6,161,504.80, with each Unit consisting of (i) one share of Common Stock, (ii) a warrant representing the right to purchase one share of Common Stock, exercisable from issuance until one year after the respective closing of the Private Placement at an exercise price of $4.40 per share (an “A Warrant”), and (iii) a warrant, representing the right to purchase one-half of a share of Common Stock, exercisable from issuance until five years after the respective closing of the Private Placement at an exercise price of $6.60 per whole share (a “B Warrant”). The A Warrants, B Warrants and Pre-Merger Warrants are collectively referred to herein as the “Warrants.”

In connection with the Private Placement, the Company issued to Laidlaw & Company (UK) Ltd. (“Laidlaw”) warrants to purchase an aggregate of 350,086 shares of Common Stock (the “Placement Agent Warrants”). The Placement Agent Warrants have an exercise price of $4.40 per share, a term of seven years from the final closing of the Private Placement, and are exercisable for cash or on a cashless net exercise basis.

Factor 1: How Long the Selling Shareholders have Held the Shares

The 8,401,481 shares of Common Stock to be registered for resale under the Registration Statement include (i) 6,499,999 Merger Shares, (ii) 501,140 Note Conversion Shares, and (iii) 1,400,342 shares of Common Stock issued in the Private Placement (the “Private Placement Shares”). As of the date of this letter, the Selling Stockholders have held (i) the Merger Shares since 2021 (in the case of the Insider Shares), 2022 (in the case of the Lucius Shares) and 2023 (in the case of the Duke University Shares), (ii) the Note Conversion Shares since February 2025 (and the underlying Bridge Notes since 2023 or 2024), and (iii) the Private Placement Shares since February or March 2025. The Merger Shares, Note Conversion Shares and Private Placement Shares were issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D of the Securities Act as described above.

The 2,233,083 shares of Common Stock underlying Warrants to be registered for resale under the Registration Statement include (i) 132,570 shares underlying Pre-Merger Warrants, (ii) 1,400,342 shares underlying A Warrants, and (iii) 700,171 shares underlying B Warrants. As of the date of this letter, the Selling Stockholders have held the Pre-Merger Warrants since 2023 or 2024, and the A Warrants and B Warrants since February or March of 2025. The Pre-Merger Warrants , A Warrants and B Warrants were issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D of the Securities Act as described above.

There are 350,086 shares of Common Stock underlying the Placement Agent Warrants. As of the date of this letter, the Placement Agent has held its warrants since February or March of 2025. The Placement Agent Warrants were issued under Regulation D of the Securities Act as described above.

Division of Corporation Finance, Office of Life Sciences

June 27, 2025

The length of time that has elapsed since the Selling Stockholders originally acquired their securities as set forth above and that will ultimately elapse prior to their shares of Common Stock first becoming saleable in the public market (i.e., until their registration and/or Rule 144 becomes available), and the fact that the Selling Stockholders were aware as of their respective acquisition of the securities that they would be unable to quickly exit their positions with respect to the Common Stock, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering and the Company’s securities acquired by the Selling Stockholders were not purchased with a view to distribution or as a conduit for the Company. Importantly, the Company’s obligation was to file a Registration Statement with the SEC covering the Merger Shares, Note Conversion Shares, Private Placement Shares, and the shares of Common Stock underlying the Warrants and the Placement Agent Warrants (collectively, the “Registration Shares”) within 60 calendar days after termination of the Private Placement (subject to a tolling period). The Company must use its commercially reasonable efforts to cause the Registration Statement to be declared effective within 120 calendar days after the termination of the Private Placement, plus a number of days equal to a tolling period. These are much longer periods than in many private placements, where a registration statement is required to be filed shortly after closing (e.g., within 30 days) and declared effective shortly thereafter. In addition, the Insider Shares are subject to a lock-up agreement which continues through two (2) years after the Common Stock is quoted on the OTC Markets Group or listed on a U.S. securities exchange.

Factor 2: The Circumstances under which the Selling Stockholders received their Shares

As described above, the Selling Stockholders acquired their respective securities in the Company pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D under the Securities Act. As set forth in the Registration Statement, other than receipt of the exercise price of the Warrants and Placement Agent Warrants, the Company will not receive any proceeds from the sale of the Registration Shares. Although the recipient of the proceeds is only one of the factors when characterizing an offering, the fact that the Company will not receive any financial benefits from the sales of the Registration Shares also supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, each Selling Stockholder made customary investment and private placement representations to the Company in the agreements pursuant to which such Selling Stockholder received or will receive Company securities, including that such Selling Stockholder (i) is an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) will not sell or otherwise dispose of any of the Common Stock, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iii) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment, (iv) was able to bear the economic risk of an investment in the Common Stock and able to afford a complete loss of such investment, and (v) was acquiring the Company securities with no present intention to distribute any of the securities. In the case of the Placement Agent, the Company notes that the Placement Agent Warrants were acquired as compensation for the Placement Agent’s services in the ordinary course of business (not with a view to distribute the Placement Agent Warrants or underlying shares of Common Stock).

Division of Corporation Finance, Office of Life Sciences

June 27, 2025

The Registration Shares were issued in traditional investment transactions rather than underwritten offerings. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, with the underwriter receiving a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. The Selling Stockholders have acquired their Company securities without any agreement or arrangement regarding the price at which they will resell their Registration Shares to the public pursuant to the Registration Statement other than a price of $4.40 per share as required by SEC rules. As such, unlike a traditional underwriter, the Selling Stockholders are taking an investment risk with regard to the Company securities they acquired and there is no certainty that they will receive a premium on the resale of any Common Stock. In addition, the Company’s Common Stock is not currently quoted on any market or listed on an exchange. As a result, there is no public trading market for the holders of the Registration Shares. Therefore, the Selling Stockholders may not be able to resell the Registration Shares at or above their purchase price.

Lastly, as far as the Company is aware, the Selling Stockholders have not engaged in any directed selling efforts, marketed or solicited other purchasers, or otherwise pre-arranged for the sale of the Registration Shares. The Company believes that the discussion above supports the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

Factor 3: The Relationship of the Selling Stockholders to the Company

Of the 142 Selling Stockholders, only five are affiliates of the Company (namely, Drs. Pedder and Roberts, Duke University, Lucius and Laidlaw), who are offering an aggregate of 6,850,085 Registration Shares. Notwithstanding the sizeable percentage of Registration Shares being held by the Affiliates, the affiliate status of a stockholder alone does not turn a valid secondary offering into an indirect primary offering. As indicated by Securities Act Forms - C&DI 216.14 (“C&DI 216.14”), “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” The Company believes that the Staff’s guidance contained in C&DI 216.14 applies equally to the registration of securities for resale on Form S-1, such as the Registration Statement. Together, the Registration Shares offered by the Affiliates above constitute an aggregate of approximately 62.5% of the Company’s issued and outstanding Common Stock on a fully diluted basis (assuming the exercise of all Warrants and Placement Agent Warrants); however, 45% of the Registration Shares held by Affiliates are Insider Shares that are locked-up for at least 2 years from the date the Common Stock is quoted on the OTC Markets Group or listed on a U.S. securities exchange. The proposed offering contemplated under the Registration Statement complies with C&DI 216.14 because no Affiliate named above (i) has an underwriting relationship with the Company, or (ii) is acting as a conduit to effect a public offering of shares on behalf of the Company, as discussed in this response.

Factor 4: The Number of Shares being Sold

The Company is seeking to register 8,401,481 shares of Common Stock for resale under the Registration Statement (including 6,499,999 Merger Shares, 501,140 Note Conversion Shares, and 1,400,342 shares Private Placement Shares); 2,233,083 Warrant Shares (including 132,570 shares underlying Pre-Merger Warrants, 1,400,342 shares underlying A Warrants, and 700,171 shares underlying B Warrants); and 350,086 shares of Common Stock underlying the Placement Agent Warrants. As of June 25, 2025, the Company had 8,455,829 shares of Common Stock outstanding (excluding shares of Common Stock underlying the Warrants and Placement Agent Warrants).

Division of Corporation Finance, Office of Life Sciences

June 27, 2025

Regardless of the number of Registration Shares on the Registration Statement, the number of shares being registered in only one factor cited in C&DI 612.09 and is not controlling. In addition, the Company believes the proper inquiry regarding whether the offering is a primary distribution or a secondary resale is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public. As discussed elsewhere in this response, each Selling Stockholder assumed the market risk of their investment and none of them are conduits for the sale by the Company of its securities.

The Company further notes Securities Act Rules - C&DI 612.12, which states that “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” This illustrates that even a single, large stockholder with holdings approximately equal to the combined holdings of the Affiliates can effect a valid secondary offering of shares. The Registration Shares covered by the Registration Statement consist of shares held by 142 separate Selling Stockholders and not by only one large Selling Stockholder.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities

Laidlaw acted as the Placement Agent in the Private Placement and is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Placement Agent acquired the Placement Agent Warrants as compensation for services in the ordinary course of its business. Matthew Eitner, the Chief Executive Officer of the Placement Agent, James Ahern, the Managing Partner of the Placement Agent, and Patrick Gallagher, a Managing Director of the Placement Agent, are managing members, members, and/or officers of Lucius Partners LLC (“Lucius”). Lucius acquired its shares in the Company upon the Company’s formation in 2022.

Other than as described above, none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers. Importantly, the issuance of the Company Securities to the Selling Stockholders (including to the Placement Agent and Lucius) was neither conditioned on the prior effectiveness of the Registration Statement nor the Selling Stockholder’s ability to resell the Registration Shares. The facts indicate that the Selling Stockholders all made a fundamental decision to invest in the Company, with a majority of them originally investing in Private Adaptin or the Company upon its formation in 2022. Accordingly, the Company believes that the Selling Shareholders do not share any of the features commonly associated with an underwriter.

Factor 6: Whether under all the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company

The Registration Statement has none of the indicia of abuse on which the Staff has focused when evaluating whether secondary offerings are actually disguised primary offerings. The Company believes that each of the Selling Stockholders has clearly made a long-term investment in the Company, evidenced by how long they have held their securities in the Company as set forth in this response, and the representations that they were acquiring the securities for their own investment and were aware of the applicable restrictions imposed upon the transferability and resale of the securities. Other than receipt of the exercise price of the Warrants and Placement Agent Warrants, the Company will not receive any of the proceeds from sales of the Shares by the Selling Stockholders under the Registration Statement. The Selling Stockholders are not acting as a conduit for the Company for capital raising purposes and are not in the business of underwriting securities (except as discussed above, provided that such Selling Stockholders who are broker-dealers acquired the securities being registered in the Registration Statement in the ordinary course of business, and, as the Company understands, at the time of the acquisition of the Placement Agent Warrants, did not have any arrangements or understandings with any person to distribute such securities). As such, the Company respectfully contends that the current facts warrant the offering being a secondary offering.

Division of Corporation Finance, Office of Life Sciences

June 27, 2025

21.	Notwithstanding comment 20 above, we note your disclosure that your common stock is “presently not traded on any market or securities exchange.” Because there is no existing trading market for these securities for purposes of satisfying Item 503(b)(3) of Regulation S-K, please revise to disclose a fixed price at which the selling shareholders will offer and sell their shares.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page of the prospectus and on page 92 of the Amendment to disclose that until such time as the shares of Common Stock are quoted on the OTCQB or OTCQX market or listed on a national securities exchange, it is currently anticipated that the Selling Securityholders will sell their shares at $4.40 per share. In the event that the Company is informed that any Selling Securityholder has sold shares at a price other than $4.40 per share prior to the Common Stock being quoted on the OTCQB or OTCQX market or listed on a national securities exchange, the Company will provide such information by means of a post-effective amendment to the Registration Statement.

* * * * *

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned by email at hvakani@wyrick.com or by telephone at (919) 781-4000.

Sincerely,

WYRICK ROBBINS YATES & PONTON

/s/ S. Halle Vakani
S. Halle Vakani

cc:	Michael J. Roberts, Chief Executive Officer, Adaptin Bio, Inc.

Timothy L. Maness, Chief Financial Officer, Adaptin Bio, Inc.